Exhibit 99.1

Rediff Reports First Quarter 2016 Results

Mumbai, India, July 31, 2015

Rediff.com India Ltd (NASDAQ: REDF) (“Rediff” or “the Company”), an India-based internet company which delivers digital content and commerce services, announced today financial results for its first quarter ended June 30, 2015.

First Quarter ended June 30, 2015 Highlights

•	With 16.2 million monthly active users, Rediff achieved a 17% year-over-year growth in Unique users and a 20% reach in the PC based internet market in India, as reported by ComScore Media Metrix in June 2015;
•	Highly engaged user base with average time spent per visitor at 21 mins/month as measured by ComScore Media Metrix in June 2015.
•	Beta testing of Rediffmail CRM Lite targeted to small and medium enterprises with a field force;
•	Operating expenses decreased by 39% in the quarter ended June 2015 over the same quarter last year;
•	Net loss for the quarter decreased by 50% year over year;
•	High marketplace ‘take rate’ of 27%, defined as fees earned as a percentage of total transactions
•	Share of revenues from online marketplace remained at 28%;

“We are pleased to report that our strategy to reduce dependence on display advertising by increasing our revenue share from the Rediff online marketplace is underway. In the First quarter, 28% of our revenue is attributed to an efficiently run online marketplace with a healthy take rate of 27%. Our continued focus on the use of data-driven algorithms and data analytics helped us lower our marketplace support costs, as well as general and administrative costs,” said Ajit Balakrishnan, Chairman and CEO of Rediff.com India Ltd.

“We maintain a leading presence in the PC based Indian internet market with 16.2 million unique users, as measured by ComScore. Our goal is to preserve this reach and focus our efforts on product development, marketing and operations to obtain similar influence in the mobile internet market. This market segment is poised for significant growth, and we understand the importance of adapting and innovating our technology accordingly. The introduction of Rediffmail CRM Lite, a cost-effective CRM solution for small- and medium-sized enterprises which can be accessed across multiple mobile devices, is a significant step as we work to achieve this goal.”

About Rediff.com

Rediff.com (NASDAQ: REDF) is an India-based internet company which delivers digital content and commerce services. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA. For additional information, please visit http://investor.rediff.com.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED JUNE 30, 2015

       (All figures are in US$ million, unless otherwise indicated below)

	Quarter ended June 30
	2015	2014
Revenues
India Online	2.82	3.38
US Publishing	0.47	0.70
Total Revenues	3.29	4.08
Cost of Revenues *	(2.35)	(2.82)
Gross Margin	0.94	1.26
Gross Margin %	29%	31%
Operating Expenses *	(2.86)	(4.70)
Operating EBITDA	(1.92)	(3.44)
Depreciation / Amortization	-	(0.52)
Interest Income	0.13	0.30
Miscellaneous Income	0.04	0.19
Net loss before income taxes	(1.75)	(3.47)
Tax	-	(0.01)
Net loss	(1.75)	(3.48)
Net loss per ADS (in US dollars)	(0.063)	(0.126)
Net loss per ADS (in US dollars) diluted	(0.063)	(0.126)
Weighted average ADS Outstanding (in millions)	27.59	27.59
* Stock based Compensation included in:
Cost of revenue	-	-
Operating expenses	0.03	0.08

Notes:

1.	Each ADS represents one half of an equity share.

2.	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

3.	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets and foreign exchange gain (loss) are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED JUNE 30, 2015

(All figures are in US$ million)

	Quarter ended June 30
	2015	2014
Operating EBITDA	(1.92)	(3.44)
Depreciation / Amortization	-	(0.52)
Interest Income	0.13	0.30
Miscellaneous Income	0.04	0.19
Net loss before income taxes	(1.75)	(3.47)
Tax	-	(0.01)
Net loss	(1.75)	(3.48)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization, long lived assets impairment and foreign exchange gain (loss). We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED JUNE 30, 2015

(All figures are in US$ million)

	Quarter ended June 30
	2015	2014
Operating Expenses (GAAP)	2.86	5.22
Depreciation/Amortization	-	(0.52)
Operating Expense (Non-GAAP)	2.86	4.70

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Phil Carlson / Elizabeth Barker
KCSA Strategic Communications
212-896-1233 / 1203
Email: rediff@kcsa.com